EXHIBIT 18.1




November 6, 2007


Board of Directors:
AMCON Distributing Company and Subsidiaries
7405 Irvington Road
Omaha, NE 68122


Re:  Form 10-K Report for the year ended September 30, 2007

Directors:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle.

According to the management of the Company, this change in inventory methods from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") is preferable because it provides a more meaningful presentation of the Company's financial position as it values inventory in a manner which more closely approximates current or replacement costs; FIFO inventory values better represent the underlying commercial substance of selling the oldest products first; and more accurately reflects realized periodic income. The LIFO reserve was approximately $6,390,000 as of June 30, 2007, prior to the change which represents approximately 21% of total gross inventory.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very Truly Yours,

/s/ McGladrey & Pullen LLP
Omaha, Nebraska